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                             May 9, 2024

       Matthew R. A. Heiman
       Chief Legal & Administrative Officer
       Waystar Holding Corp.
       1550 Digital Drive, #300
       Lehi, UT 84043

                                                        Re: Waystar Holding
Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed April 29,
2024
                                                            File No. 333-275004

       Dear Matthew R. A. Heiman:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 5 to Form S-1 filed April 29, 2024

       Management's discussion and analysis of financial condition and results of operations
       Key performance metrics and non-GAAP financial measures, page 68

   1. Please provide more detail regarding the $10.4 million of costs incurred during the three months ended March 31,
2024 related to amended debt agreements and tell us why you
                                                        believe they are not a
normal, recurring, cash operating expense. Refer to the Division's
                                                        Non-GAAP Financial
Measures Compliance and Disclosure Interpretations, Question
                                                        100.01. We note in your
disclosure on page F-48 that in connection with the February
                                                        2024 First Lien
Refinancing, you recorded $10.3 million in third party fees.
 Matthew R. A. Heiman
FirstName  LastNameMatthew  R. A. Heiman
Waystar Holding Corp.
Comapany
May  9, 2024NameWaystar Holding Corp.
May 9,
Page 2 2024 Page 2
FirstName LastName
       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs at 202-551-3350 or Matthew Derby at 202-551-3334 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      William Brentani, Esq.